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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 13)



                            PSYCHEMEDICS CORPORATION
                            ------------------------
                                (Name of Issuer)


                         Common Stock - $.005 Par Value
                         ------------------------------


                                    744375106
                                 --------------
                                 (CUSIP Number)



                                DECEMBER 31, 2000
              -----------------------------------------------------
              Date of Event which requires filing of this statement



Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[ ]    Rule 13d-1(b)

[ ]    Rule 13d-1(c)

[x]    Rule 13d-1(d)




                                Page 1 of 5 Pages



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CUSIP No. 744375106                                           Page 2 of 5 pages
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                                  SCHEDULE 13G

1)   Names of Reporting Persons; S.S. or I.R.S. Identification Nos. of Above
     Persons

                              Werner A. Baumgartner
     ---------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)
        ------------------------------------------------------------------------

    (b)  X
        ------------------------------------------------------------------------

3)   SEC Use Only
                 ---------------------------------------------------------------

4)   Citizenship or Place of Organization U.S.A.
                                                --------------------------------

Number of Shares        5)  Sole Voting Power   68,700
Beneficially Owned                           -----------------------------------
By Each Reporting
Person With             6)  Shared Voting Power  933,253
                                               ---------------------------------

                        7)  Sole Dispositive Power 68,700
                                                  ------------------------------

                        8)  Shared Dispositive Power  933,253
                                                    ----------------------------

9)   Aggregate Amount Beneficially Owned by Each Reporting Person

       1,001,953
    ----------------------------------------------------------------------------

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

    ----------------------------------------------------------------------------

11)  Percent of Class Represented by Amount in Row (9) 4.7 %
                                                      --------------------------

12)  Type of Reporting Person (See Instructions) IN
                                                --------------------------------


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CUSIP No. 744375106                                           Page 3 of 5 pages
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                       SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13G

                                AMENDMENT NO. 13


Item 1(a)  Name of Issuer:  Psychemedics Corporation

      (b)  Address of Issuer's Principal Executive Offices:

                    1280 Massachusetts Avenue
                    Cambridge, Massachusetts  02138

Item 2(a)  Name of Person Filing:  Werner Baumgartner

      (b)  Address of Principal Business Office or, if none, Residence:

                     5832 Uplander Way
                     Culver City, CA  90230

      (c)  Citizenship:  USA

      (d)  Title of Class of Securities, Common Stock, $.005 par value

      (e)  CUSIP NUMBER:  744375106

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                                 Not Applicable

Item 4   Amount Beneficially Owned:

          The reporting person is the beneficial owner of 0 shares of Common Stock of the issuer and options to acquire 68,700 shares of Common Stock of the issuer. The reporting person and his spouse are trustees of a family trust and a charitable trust which own an aggregate of 933,253 shares of Common Stock of the issuer. The reporting person, togther with his spouse, beneficially owns an aggregate of 1,001,953 shares of Common Stock of the issuer, representing 4.7% of the outstanding shares of the issuer.



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CUSIP No. 744375106                                           Page 4 of 5 pages
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Item 5 Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

          During 2000, the reporting person's percentage interest in the issuer dropped below five percent.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

          Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

          Not Applicable

Item 8 Identification and Classification of Members of the Group:

          Not Applicable

Item 9 Notice of Dissolution of Group:

          Not Applicable

Item 10 Certification

          Not Applicable


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CUSIP No. 744375106                                           Page 5 of 5 pages
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     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


                                     February 9, 2001
                                     -------------------------------------------
                                     Date


                                     /s/ Werner A. Baumgartner
                                     -------------------------------------------
                                     Signature


                                     Werner A. Baumgartner
                                     -------------------------------------------
                                     Name/Title